Pricing Supplement 27 dated May 2, 2003
(To Prospectus dated March 22, 2000 and
Prospectus Supplement dated March 22, 2000)

Rule 424(b) (3)
File No. 333-31502

PACCAR FINANCIAL CORP.
Medium-Term Notes, Series J - Floating Rate
CUSIP# 69371RWD4

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Goldman, Sachs & Co.
☐ Banc of America Securities LLC
☐ Merrill Lynch & Co.
☐ Morgan Stanley Dean Witter
☐ Salomon Smith Barney
☐ ABN AMRO Incorporated
☒ J.P. Morgan Securities Inc.
☐ acting as ☒ principal ☐ agents

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of 100% of the Principal Amount.

Principal Amount: $50,000,000	Original Issue Date:	May 12, 2003
Agent's Discount or Commission: 0.20%	Maturity Date:	May 12, 2005
Net Proceeds to Company: $49,900,000	Interest Payment Date(s):	Quarterly on the 12th or next Business day of Aug., Nov., Feb., and May via modified following business day convention, commencing Aug 12, 2003

Calculation Agent:

Interest Calculation:
☒ Regular Floating Rate Note   ☐ Floating Rate/Fixed Rate Note
☐ Inverse Floating Rate Note   Fixed Rate Commencement Date:
    Fixed Interest Rate: Fixed Interest Rate:
☐   Other Floating Rate Note (see attached)

Initial Interest Rate: To Be Determined
Initial Interest Reset Date: August 12, 2003
Interest Reset Date(s): Quarterly on the 12th or next business day of Aug., Nov., Feb., and May via modified following business day convention.

Interest Rate Basis:
☐ CD Rate   ☐ Federal Funds Rate   ☐ Prime Rate
☐ Commercial Paper Rate   ☒ LIBOR   ☐ Treasury Rate
☐ CMT Rate   Designated LIBOR Page: ☐ Other (see attached)
    ☐ CMT Telerate Page 7051   ☐ LIBOR Reuters Page
    ☐ CMT Telerate Page 7052   ☒ LIBOR Telerate Page 3750
    If CMT Telerate Page 7052: LIBOR Currency:
        ☐ Weekly Average
        ☐ Monthly Average

Index: 3 Month LIBOR
Spread (+/-): - 0.05%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
☐ 30/360 for the period from   to   .
☒ Actual/360 for the period from   May 12, 2003 to May 12, 2005.
☐ Actual/Actual for the period from   to   .

Redemption:
☒ The Notes may not be redeemed prior to the Maturity Date.
☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
    Initial Redemption Date:
    Initial Redemption Percentage: ___ %
    Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
☒ The Notes may not be repaid prior to the Maturity Date.
☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
    Optional Repayment Date(s):

Currency:
    Specified Currency: USD (If other than U.S. dollars, see attached)
    Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
    Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: